Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2016

The following is a review of our financial condition and results of operations as of 31 March 2016 and for the three-month periods ended 31 March 2016 and 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2016, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2015 filed with the SEC on 14 March 2016 (“2015 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2015 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2016 and for the three-month periods ended 31 March 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2016 and for the three-month periods ended 31 March 2016 and 2015. The reported numbers as of 31 March 2016 and for the three-month periods ended 31 March 2016 and 2015 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2016 and 2015 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). We are the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Our dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. As of 31 December 2015, we employed more than 150,000 people, with operations in 26 countries across the world. Given the breadth of our operations, we are organized into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions, which we refer to as “Zones.”

Capitalized terms used herein and not defined have the meanings given to them in the 2015 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential”, “we aim”, “our goal”, “our vision”, “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in these interim unaudited condensed consolidated financial statements also include statements relating to our recommended acquisition of the entire issued and to be issued share capital of SABMiller plc (“SABMiller”) (the “Transaction”), the related divestitures and the financing of the Transaction, including the expected effects of the Transaction on us and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to the: expected characteristics of the Combined Group; expected ownership of Newbelco by our shareholders and SABMiller shareholders; expected customer reach of the Combined Group; expected benefits of the proposed Transaction and the financing of the proposed Transaction.

All statements regarding the Transaction, the related divestitures and the financing of the Transaction, other than statements of historical facts, are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of our management, and are subject to numerous risks and uncertainties about us, the SABMiller Group, and the Combined Group, and are dependent on many factors, some of which are outside of our and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on us, the SABMiller Group and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and due to our increased level of debt; any change of control or restriction on merger provisions in agreements to which we or SABMiller or our respective subsidiaries, associates and/or joint ventures are a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which we and the SABMiller Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations, and our success and/or the success of the Combined Group in managing the risks involved in the foregoing. For further information on the Transaction, please see “Item 4. Information on the Company—A. History and Development of the Company” of our 2015 Annual Report.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Three-Month Period Ended 31 March 2016 Compared to Three-Month Period Ended 31 March 2015

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2016 and 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	104,868	107,363	(2.3)
Revenue	9,400	10,453	(10.1)
Cost of sales	(3,778)	(4,200)	10.0
Gross profit	5,622	6,253	(10.1)
Distribution expenses	(939)	(1,059)	11.3
Sales and marketing expenses	(1,598)	(1,586)	(0.8)
Administrative expenses	(555)	(645)	14.0
Other operating income/expenses	163	250	(34.8)
Exceptional items	(34)	(9)	(277.8)
Profit from operations	2,659	3,204	(17.0)

EBITDA, as defined(2)	3,428	3,958	(13.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by zone:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(thousand hectoliters)		(%)(1)
North America	26,913	27,326	(1.5)
Mexico	10,288	9,105	13.0
Latin America North	29,140	31,282	(6.8)
Latin America South	9,017	10,092	(10.7)
Europe	8,390	8,296	1.1
Asia Pacific	19,792	19,757	0.2
Global Export & Holding Companies	1,330	1,504	(11.6)

Total	104,868	107,363	(2.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2016 decreased by 2.5 million hectoliters, or 2.3%, to 104.9 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016. The 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States and Canada and the disposal of a brewery in Germany. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. These transactions impacted negatively our volumes by 0.7 million hectoliters (net) for the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 1.7% and our own beer volumes declined 1.4% in the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015. On the same basis, in the three-month period ended 31 March 2016, our non-beer volumes decreased by 5.7% compared to the same period in 2015. The decline in own beer volumes was driven by Brazil which, as expected, faced challenging macroeconomic conditions and a difficult comparable, partly offset by strong results in Mexico.

North America

In the three-month period ended 31 March 2016, our volumes in North America decreased by 0.4 million hectoliters, or 1.5%, compared to the three-month period ended 31 March 2015.

We estimate that United States industry beer sales-to-retailers adjusted for the number of selling days increased by 0.7%, after adjusting for one extra selling day in the first quarter 2016. Our beer sales-to-retailers adjusted for the number of selling days declined by 0.3% during the three-month period ended 31 March 2016 compared to 31 March 2015, leading to an estimated decline in total market share of approximately 45 bps. Our shipment volumes in the United States decreased by 1.2% in the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015, due to planned adjustments to wholesaler inventories in the normal course of business.

Budweiser and Bud Light sales-to-retailers adjusted for the number of selling days declined by low single digits, with Budweiser and Bud Light share of total market down approximately 25 bps and 35 bps, respectively, based on our estimates, in the three-month period ended 31 March 2016.

Our portfolio of above premium brands performed very well in the three-month period ended 31 March 2016, gaining approximately 50 bps of total market share, based on our estimates. The strongest performance came from Michelob Ultra with volumes up over 20% for the three-month period ended 31 March 2016 as compared to the same period in 2015. Our other above premium brands also performed well, led by Stella Artois and Goose Island.

In Canada, our beer volumes increased by almost 1% during the three-month period ended 31 March 2016 compared to the same period last year, with a stable market share, based on our estimates. Corona and Stella Artois delivered particularly strong results.

Mexico

In the three-month period ended 31 March 2016, our volumes in Mexico increased by 1.2 million hectoliters, or 13.0%, compared to the three-month period ended 31 March 2015, supported by a favorable consumer environment and our own commercial initiatives. Our volumes also benefited from an earlier Easter compared to last year, and a favorable comparable with the three-month period ended 31 March 2015, when our volumes grew by only 2.1% compared to the three-month period ended 31 March 2014.

Latin America North

In the three-month period ended 31 March 2016, our volumes in Latin America North decreased by 2.1 million hectoliters, or 6.8%, compared to the same period in 2015, with beer volumes decreasing 8.0% and soft drink volumes decreasing 3.3% on the same basis.

Our Brazil business had its most challenging quarter in many years. Our total volumes were down 8.5% during the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015, with our beer volumes declining by 10.0%. This decline was due to a tough comparable driven mainly by a challenging macroeconomic environment in comparison to the same period last year. Volumes were also impacted by an earlier Carnival holiday in 2016, which symbolizes the end of the peak summer season for many consumers, and price increases to mitigate adjustments to state and federal taxes. We experienced some estimated market share loss in the quarter, due to regional competitive dynamics, but expect these share losses to be short term in nature. Our soft drinks volumes were down 3.8% due to industry weakness.

Despite these headwinds, our premium and near beer brands, which now account for more than 10% of our total beer volumes, collectively delivered double digit volume growth. This growth was led by Budweiser, Stella Artois, Corona, Original and Skol Beats Senses.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2016 decreased by 1.1 million hectoliters, or 10.7% compared to the three-month period ended 31 March 2015, with beer volumes decreasing 2.0% and non-beer volumes decreasing 11.0%. Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 5.3% in the three-month period ended 31 March 2016 compared to the same period last year driven by a weak consumer environment. Corona and MixxTail saw good growth, especially in Argentina.

Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2016 increased by 0.1 million hectoliters, or 1.1%, compared to the three-month period ended 31 March 2015. Excluding volume changes attributable to the acquisitions and disposals described above, own beer volumes for the three-month period ended 31 March 2016 would have increased by 2.5%, mainly driven by the growth of our premium brands, especially in France, Italy, Netherlands, Russia and Ukraine. On the same basis, volumes of our own products in the United Kingdom grew by low single digits, driven by strong performances from our Stella Artois and Corona activations. Own beer volumes in Belgium were down mid-single digits due to a soft industry and some estimated market share losses. In Germany, own beer volumes declined by mid-single digits, due to industry weakness and some share loss, although the volumes of our focus brands grew in the quarter, driven by a strong Beck’s performance. Beer volumes in Russia were flat in the quarter, driven by our premiumization initiatives.

Asia Pacific

For the three-month period ended 31 March 2016, our volumes increased by 0.2%, compared to the same period in 2015. We estimate that China beer industry volumes declined by approximately 4%, due to economic headwinds. On the same basis, our own beer volumes in China faced a tough comparable, declining by 1.1%, compared to growth of 4.7% in the same period in 2015. Our market share increased by approximately 45 bps, based on our estimates, reaching an average of 19.0% in the first quarter 2016.

We believe the core plus, premium and super premium segments have the greatest long term growth potential in the industry. Our brands in these segments represent more than 50% of our total China volumes, and are well positioned, with strong brand health metrics.

In South Korea, our beer volumes were up low single digits during the three-month period ended 31 March 2016 compared to the same period last year, leading to an estimated market share gain, driven by our successful “Cass Freshness” campaign and the performance of our premium brand portfolio.

Global Export & Holding Companies

For the three-month period ended 31 March 2016, Global Export & Holding Companies volumes decreased by 0.2 million hectoliters, or 11.6%, compared to the same period last year. Excluding the transfer of certain activities to other zones, volumes for the three-month period ended 31 March 2016 would have increased by 1.6%

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2016 as compared to our revenue for the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%) (1)
North America	3,532	3,601	(1.9)
Mexico	854	893	(4.4)
Latin America North	1,845	2,489	(25.9)
Latin America South	749	918	(18.4)
Europe	740	775	(4.5)
Asia Pacific	1,258	1,294	(2.8)
Global Export & Holding Companies	422	483	(12.6)

Total	9,400	10,453	(10.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 9,400 million for the three-month period ended 31 March 2016. This represented a decrease of USD 1,053 million, or 10.1%, as compared to our consolidated revenue for the three-month period ended 31 March 2015 of USD 10,453 million. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 acquisitions and disposals include the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively the “2015 acquisitions and disposals”). Furthermore, our 2016 consolidated results were impacted by the acquisition of certain craft breweries in the United States and Canada and the disposal of a brewery in Germany (collectively the “2016 acquisitions and disposals” and together with the 2015 acquisitions and disposals, the “2015 and 2016 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 61 million (net) for the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015.

•

Our consolidated revenue for the three-month period ended 31 March 2016 also reflects an unfavorable currency translation impact of USD 1,310 million mainly arising from currency translation effects in Latin America North, Latin America South and Mexico.

Excluding the effects of the 2015 and 2016 acquisitions and disposals described above and currency translation effects, our revenue would have increased 3.1% in the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015. Our consolidated revenue for the three-month period ended 31 March 2016 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the three-month period ended 31 March 2016 compared to the same period last year increased 4.9% driven by our revenue management and our premiumization initiatives. Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, grew by 5.9% in the three-month period ended 31 March 2016 as compared to the same period last year. This result was led by Corona with growth of over 22%, driven by Mexico, Chile, China and the UK. Budweiser revenues grew by 0.6%, due to soft volumes in the United States and China, partly offset by good results in Brazil and Russia. Stella Artois revenues declined by approximately 2%, due to the timing of shipments to the United States.

The main business zones contributing, on this basis, to growth in our consolidated revenues, excluding the effects of the 2015 and 2016 acquisitions and disposals and currency translation effects, were (i) Latin America South driven by brand mix and our revenue management initiatives and (ii) Mexico due to favorable brand mix, driven by the growth of Bud Light, Stella Artois and the Ritas family of beverages, as well as our revenue management initiatives.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	(1,358)	(1,475)	7.9
Mexico	(243)	(244)	0.4
Latin America North	(629)	(819)	23.2
Latin America South	(243)	(331)	26.6
Europe	(329)	(342)	3.8
Asia Pacific	(672)	(650)	(3.4)
Global Export & Holding Companies	(305)	(339)	10.0

Total	(3,778)	(4,200)	10.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 3,778 million for the three-month period ended 31 March 2016. This represented a decrease of USD 422 million, or 10.0%, compared to our consolidated cost of sales for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 60 million for the three-month period ended 31 March 2016 compared to the three-month period ended 31 March 2015.

•

Our consolidated cost of sales for the three-month period ended 31 March 2016 also reflects a positive currency translation impact of USD 436 million mainly arising from currency translation effects in Latin America North, Latin America South and Mexico.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 1.8%, and by 3.6% on a per hectoliter basis. On the same basis, the increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments and product mix. These increases were partly offset by procurement savings and efficiencies. Our consolidated cost of sales for the three-month period ended 31 March 2016 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2016 were USD 2,929 million, representing a decrease of USD 111 million, or 3.7%, compared to our operating expenses for the same period 2015.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	(301)	(316)	4.7
Mexico	(96)	(97)	1.0
Latin America North	(244)	(321)	24.0
Latin America South	(72)	(83)	13.3
Europe	(88)	(86)	(2.3)
Asia Pacific	(102)	(107)	4.7
Global Export & Holding Companies	(37)	(50)	26.0

Total	(939)	(1,059)	11.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 939 million for the three-month period ended 31 March 2016. This represented a decrease of USD 120 million, or 11.3%, as compared to the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 2 million for the three-month period ended 31 March 2016 compared to the same period last year.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2016 also reflect a positive currency translation impact of USD 174 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, the increase in distribution expenses would have been 5.5%. This increase for the three-month period ended 31 March 2016 compared the same period in 2015 was driven by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	(568)	(500)	(13.6)
Mexico	(176)	(171)	(2.9)
Latin America North	(231)	(296)	22.0
Latin America South	(90)	(95)	5.3
Europe	(196)	(193)	(1.6)
Asia Pacific	(268)	(280)	4.3
Global Export & Holding Companies	(70)	(51)	(37.3)

Total	(1,598)	(1,586)	(0.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 1,598 million for the three-month period ended 31 March 2016. This represented an increase of USD 12 million, or 0.8%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 6 million for the three-month period ended 31 March 2016 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2016 also reflect a positive currency translation impact of USD 194 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of certain commercial agreements in Mexico previously reported in other operating expenses, our overall sales and marketing expenses for the three-month period ended 31 March 2016 would have increased 13.5%, driven by increased support for our brands, our premiumization initiatives and the expansion of the near beer category.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	(123)	(126)	2.4
Mexico	(76)	(103)	26.2
Latin America North	(85)	(129)	34.1
Latin America South	(25)	(32)	21.9
Europe	(68)	(80)	15.0
Asia Pacific	(72)	(77)	6.5
Global Export & Holding Companies	(106)	(97)	(9.3)

Total	(555)	(645)	14.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 555 million for the three-month period ended 31 March 2016. This represented a decrease of USD 90 million, or 14.0%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 11 million for the three-month period ended 31 March 2016 compared to the same period last year.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2016 also reflect a positive currency translation impact of USD 71 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, administrative expenses would have decreased by 4.5%, mainly due to timing of variable compensation accruals and other efficiencies.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	11	16	(31.3)
Mexico	29	52	(44.2)
Latin America North	98	168	(41.7)
Latin America South	2	(5)	-
Europe	(2)	1	-
Asia Pacific	19	11	72.7
Global Export & Holding Companies	7	8	(12.5)

Total	163	250	(34.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2016 was USD 163 million. This represented a decrease of USD 87 million, or 34.8%, compared to the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect a negative currency translation impact of USD 45 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects described above and a change in the presentation of certain commercial agreements in Mexico to sales and marketing expenses, the net positive effect of our other operating income and expenses would have decreased by 9.4% for the three-month period ended 31 March 2016 as compared to the same period in 2015. This increase was mainly driven by lower government incentives related to our reduced revenues in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2016, exceptional items consisted of restructuring charges, the impact of business and asset disposals and acquisition costs of business combinations. Exceptional items were as follows for the three-month period ended 31 March 2016 and 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015
	(USD million)
Restructuring	(20)	(18)
Business and asset disposals	4	9
Acquisition costs of business combinations	(18)	-

Total	(34)	(9)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 20 million for the three-month period ended 31 March 2016 as compared to a net cost of USD 18 million for the three-month period ended 31 March 2015. These charges primarily relate to organizational alignments in Europe and Asia Pacific. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net benefit of USD 4 million for the three-month period ended 31 March 2016.

Acquisitions costs of business combinations

Acquisition costs of USD 18 million for the three-month period ended 31 March 2016 primarily related to costs incurred in relation to the proposed combination with SABMiller.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2016 as compared to the three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
North America	1,189	1,209	(1.7)
Mexico	292	320	(8.8)
Latin America North	753	1,091	(31.0)
Latin America South	321	370	(13.2)
Europe	50	71	(29.6)
Asia Pacific	159	191	(16.8)
Global Export & Holding Companies	(105)	(48)	(118.8)

Total	2,659	3,204	(17.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 2,659 million for the three-month period ended 31 March 2016. This represented a decrease of USD 545 million, or 17.0%, as compared to our profit from operations for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016, currency translation effects and the effects of certain exceptional items as described above.

•

The 2015 and 2016 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 29 million for the three-month period ended 31 March 2016 compared to the same period last year.

•	Our consolidated profit from operations for the three-month period ended 31 March 2016 also reflects a negative currency translation impact of USD 477 million.

•

Our profit from operations for the three-month period ended 31 March 2016 was negatively impacted by USD 34 million of certain exceptional items, as compared to a negative impact of USD 9 million for the three-month period ended 31 March 2015. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2016 and 2015.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2016 as compared to three-month period ended 31 March 2015:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
Profit	419	3,098	(86.5)
Net finance results	1,903	(486)	-
Income tax expense	338	593	43.0
Share of result of associates	(1)	(1)	-

Profit from operations	2,659	3,204	(17.0)
Depreciation, amortization and impairment	769	754	(2.0)

EBITDA, as defined(2)	3,428	3,958	(13.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2015 Compared to Year Ended 31 December 2014—EBITDA, as defined” of our 2015 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 3,428 million for the three-month period ended 31 March 2016. This represented a decrease of USD 530 million, or 13.4%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2015. The results for the three-month period ended 31 March 2016 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2015 and 2016 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 34 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2016, as compared to a negative impact of USD 9 million during the three-month period ended 31 March 2015. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2016 and 2015.

Net Finance Results

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015	Change
	(USD million)		(%)(1)
Net interest expense	(681)	(408)	(66.9)
Net interest on net defined benefit liabilities	(29)	(30)	3.3
Accretion expense	(143)	(76)	(88.2)
Other financial results	(366)	605	-

Net finance income/(costs) before exceptional finance results	(1,219)	91	-

Mark-to-market adjustment on derivatives (Grupo Modelo deferred share instrument)	(84)	395	-
Mark-to-market adjustment on derivatives (Portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)	(599)	-	-
Other mark-to-market adjustment on derivatives (Restricted shares and euro bonds)	125	-	-
Other	(126)		-

Exceptional net finance income/(cost)	(684)	395	-

Net finance income/(cost)	(1,903)	486	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2016 was USD 1,903 million, as compared to a net finance income of USD 486 million for the three-month period ended 31 March 2015, representing a cost increase of USD 2,389 million. This decrease was driven primarily by other financial results, which includes an unfavorable mark-to-market adjustment of USD 138 million linked to the hedging of our share-based payment programs, compared to a gain of USD 757 million during the three-month period ended 31 March 2015. Net interest expenses increased by USD 273 million mainly as a result of the issuance of bonds in January and March 2016, in connection with the pre-funding of the Transaction. Accretion expenses increased by USD 67 million due to one-time interest charges on legal claims, that became payable during the first quarter of 2016.

The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the three-month period, are shown in the table below:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015
Share price at the start of the three-month period (in euro)	114.40	93.86
Share price at the end of the three-month period (in euro)	109.25	113.80
Number of equity derivative instruments (millions)	37.7	35.4

Exceptional net finance cost in 2016 includes a negative mark-to-market adjustment of USD 599 million as a result of derivative foreign exchange forward contracts entered into with respect to GBP 45.0 billion of the purchase price of the Transaction, for which a portion of the hedges could not qualify for hedge accounting under IFRS rules.

Other mark-to-market adjustments were driven by derivative instruments entered into to hedge part of the restricted shares to be issued in relation to the proposed combination with SABMiller, as well as the hedging, into US dollars, of the EUR 13.25 billion bonds, issued on 29 March 2016 as part of the pre-funding of the SABMiller purchase price.

Other exceptional net finance costs of USD 126 million relates to accelerated accretion expenses following the cancellation, in January 2016, of USD 42.5 billion of the 2015 Senior Facilities Agreement (as described under “Item 8. Financial Information – B. Significant Changes”), as well as commitment fees for the facilities.

Furthermore, exceptional net finance cost includes a mark-to-market loss of USD 84 million resulting from the derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a mark-to-market gain of USD 395 million for the period ended 31 March 2015. By 31 March 2016, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the quarter, are shown in the table below:

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015
Share price at the start of the three-month period (in euro)	114.40	93.86
Share price at the end of the three-month period (in euro)	109.25	113.80
Number of equity derivative instruments (millions)	23.1	23.1

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2016 amounted to USD 338 million, with an effective tax rate of 44.7%, as compared to an income tax expense of USD 593 million and an effective tax rate of 16.1% for the three-month period ended 31 March 2015. The increase in the effective tax is due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 287 million for the three-month period ended 31 March 2016, a decrease of USD 130 million from USD 417 million for the three-month period ended 31 March 2015, due to currency translation effects and the unfavorable operating performance of Ambev in the three-month period ended 31 March 2016.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2016 was USD 132 million (compared to USD 2,681 million for the three-month period ended 31 March 2015) with basic earnings per share of USD 0.08 based on 1,641 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2016. The decrease in profit attributable to our equity holders during the three-month period ended 31 March 2016 was mainly due to higher net finance costs and the impact of unfavorable currency translation.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2016 would have been USD 844 million and basic earnings per share would have been USD 0.51 compared to USD 1.40 in the same period last year. However, the underlying first quarter 2016 result was flat with the same period last year, excluding the impact of unfavorable currency translation effects, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the proposed combination with SABMiller.

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev excluding exceptional items	1.59	1.60
Income tax expense	(0.21)	(0.28)
Other	(0.45)	(0.38)

Earnings per share excluding exceptional items before currency translation, mark-to-market and pre-funding of the proposed combination with SABMiller	0.93	0.94
Year over Year currency translation	(0.15)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.19)	-
Mark-to-market (Hedging of our share-based payment programs)	(0.08)	0.46

Earnings per share excluding exceptional items	0.51	1.40

	Three-month period ended 31 March 2016	Three-month period ended 31 March 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev	1.56	1.59
Income tax expense	(0.21)	(0.28)
Other	(0.43)	(0.38)

Basic earnings per share before currency translation, mark-to-market and pre-funding	0.92	0.93
Year over Year currency translation	(0.14)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.19)	-
Mark-to-market (Hedging of our share-based payment programs)	(0.08)	0.46
Mark-to-market (Grupo Modelo deferred share instrument)	(0.05)	0.24
Mark-to-market (Portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)	(0.37)	-
Other mark-to-market (derivative instruments entered into to hedge part of the restricted shares to be issued as well as the hedging, into USD, of the EUR 13.25 billion bonds, issued in March)	0.08	-
Accelerated accretion expenses following the cancellation, in January 2016, of USD 42.5 billion of the 2015 committed senior facilities and commitments fees.	(0.08)	-
Acquisition costs of business combinations	(0.01)	-

Basic earnings per share	0.08	1.63

Outlook

Unless otherwise stated, the 2016 outlook refers to us on a stand-alone basis, and excludes the impact of the proposed combination with SABMiller.

In terms of the volume and revenue outlook for 2016, we expect:

•

Total AB InBev: We expect revenue per hectoliter to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2016 as it did in 2015. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

•

In the US: We expect industry volumes to continue to improve in 2016 compared to 2015. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix.

•	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives.

•	In Brazil: We expect the economy to remain challenging in 2016. We expect our own net revenues to grow organically by mid to high single digits in 2016 compared to 2015.

•	In China: We expect industry volumes to remain under pressure in 2016. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

We expect cost of sales per hectoliter to increase by mid-single digits, on a constant geographic basis, driven by unfavorable foreign exchange transactional impact and growth in our premium brands.

We expect distribution expenses per hectoliter to increase organically by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

We expect sales and marketing investments to grow by high single to low double digits, weighted towards the first half of the year, as we continue to invest behind our brands and global platforms for the long term.

We expect the average rate of interest on net debt, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0% in 2016. Net pension interest expense and accretion expenses are expected to be approximately USD 30 million and USD 85 million per quarter, respectively. We expect that other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price, resulting from the bond issuances in the first quarter 2016, including the euro bond issue at the end of March, will be accounted for in net interest expense and is expected to amount to approximately USD 450 million in a full quarter.

We expect net capital expenditure of approximately USD 4.0 billion in 2016. This represents a reduction of approximately USD 300 million compared to 2015, driven by favorable foreign exchange translation, which offsets increased investments in our consumer and commercial initiatives and in capacity expansion.

Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro. Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Following the completion of the combination, deleveraging to around this level will be a priority.

Recent Developments

FURTHER PARTIAL CANCELLATION OF COMMITTED SENIOR ACQUISITION FACILITIES

On 4 April 2016, we announced that we had voluntarily cancelled a further USD 12.5 billion of the commitments available under the 2015 Senior Facilities Agreement relating to the Transaction, following our debt capital market issuances in March under our EMTN program. As a result, the total committed amount available under the 2015 Senior Facilities Agreement is USD 20.0 billion, comprised of USD 10.0 billion under a five-year term facility and USD 10.0 billion under a Disposals Bridge Facility, the latter of which is expected to be repaid in full from the proceeds of certain disposals related to the Transaction.

SHAREHOLDERS AGREEMENT

Since 2004, a Shareholders Agreement between Stichting Anheuser-Busch InBev, EPS, EPS Participations, BRC and Rayvax Société d’Investissements has provided for equal voting and control rights of BRC and EPS over Stichting Anheuser-Busch InBev and indirectly, over the Anheuser-Busch InBev shares held by such controlling shareholders. As at 31 December 2015, Stichting Anheuser-Busch InBev and the entities acting in concert with it together held 52.77% of the voting rights of Anheuser-Busch InBev, with 41.28% being held by Stichting Anheuser-Busch InBev itself. The controlling shareholders’ structure of Anheuser-Busch InBev is described in the 2015 Annual Report.

On 12 April 2016, we announced that our controlling shareholders had entered into an amended and restated Shareholders Agreement on 11 April 2016. The amendment and restatement provides that, upon (and subject to) the completion of the reverse merger of Anheuser-Busch InBev into Newbelco, the Belgian company which will be the surviving entity of the group following the acquisition of SABMiller, the term of the Shareholders Agreement will be extended by an additional ten years to 27 August 2034.

PUBLIC INTEREST COMMITMENT IN SOUTH AFRICA

On 14 April 2016, we announced that we had concluded an agreement with the South African Government in relation to the public interest conditions that will be recommended to the Competition Commission and Competition Tribunal in connection with the Transaction.

The package of commitments addresses employment, localization of production and inputs used in the production of beer and cider, empowerment in the company, long-term commitments to South Africa and participation of small beer brewers in the local market. In a groundbreaking commitment, we have undertaken to ensure that at no point in the future will there be involuntary job losses in South Africa as a result of the Transaction. In addition, we have committed to maintain total permanent employment levels in South Africa as at the date of closing, for a period of five years.

We also agreed to invest ZAR 1 billion to support small-holder farmers as well as to promote enterprise development; local manufacturing, exports and jobs; the reduction of the harmful use of alcohol (including making available locally produced low and no-alcohol choices for consumers) and green and water-saving technologies. As part of the ZAR 1 billion commitment, we will finance 800 new emerging farmers and 20 new commercial farmers to produce barley, hops, maize and malt for the company, with the strategic intent to create additional jobs in the agricultural supply chain. We have committed to expand the production of barley to be malted and to turn a current net import of barley to a net export of malt (the processed form of grain used in beer brewing). The commitment will also support other enterprise development initiatives, including through coaching and business incubation and the localization of inputs into the production of beer, which range from agricultural inputs to packaging. In addition, we undertook to work closely with government to reduce the harmful use of alcohol, including through introducing and promoting no-alcohol and lower alcohol products to the South African market to encourage consumers to make lower alcohol choices, including through brewing these products locally where possible.

We also agreed to support broad-based empowerment and will maintain South African Breweries’ current Zenzele share-scheme, which provides opportunities for black South Africans (including employees) to participate as shareholders, until the scheme expires in 2020. We will table a proposal within two years of closure of the Transaction that will set out our long-term empowerment commitments beyond 2020.

As a further indication of our long-term commitment to investment in the country, our regional head-office for Africa will be located in Johannesburg and we have already completed a secondary listing on the Johannesburg Stock Exchange.

The agreement also includes commitments by us to support the participation of small craft-beer producers in local markets.

It is expected that our agreement with the South African Government will expedite the merger proceedings before the South African Competition Authorities. In terms of process going forward, the agreement will be provided to the Competition Commission for consideration as part of its assessment of the competition and public interest impact of the Transaction. That assessment will culminate in a recommendation by the Commission to the Competition Tribunal.

ACCEPTANCE OF ASAHI’S OFFER TO ACQUIRE PART OF SABMILLER’S EUROPEAN BUSINESS

On 10 February 2016, we announced that we had received a binding offer from Asahi Group Holdings, Ltd (“Asahi”) to acquire certain of SABMiller’s European premium brands and their related businesses (excluding certain rights in the United States).

On 19 April 2016, we announced that we had accepted this offer from Asahi, following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses.

The acquisition by Asahi of these premium brands and related businesses, comprised of the Peroni, Grolsch and Meantime brand families and related businesses in Italy, the Netherlands, the UK and internationally, is conditional on the successful closing of the Transaction and the approval by the European Commission of Asahi as a purchaser of the businesses.

AB INBEV UPDATES EUROPEAN UNION REMEDIES PACKAGE FOR RECOMMENDED ACQUISITION OF SABMILLER

On 29 April 2016, we announced that we had submitted an updated package of commitments to the European Commission in line with our approach to proactively address potential regulatory considerations.

We have offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland) for divestment in addition to Peroni, Grolsch and Meantime and their related businesses. These assets include a number of top brands in their markets and are expected to attract considerable interest from potential buyers.

In line with our ambition to close the overall Transaction during the second half of 2016, we have made this additional commitment in Phase 1 of the European Commission enquiry.

The proposed divestments are subject to review and approval by the European Commission and conditional on the successful closing of the Transaction.

The divestment process in Europe will be carried out in the framework of the relevant employee information and consultation requirements and the ongoing dialogue with employee representative bodies.